

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Alfred Altomari
Chief Executive Officer
Agile Therapeutics, Inc.
101 Poor Farm Road
Princeton, New Jersey 08540

Re: **Agile Therapeutics, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed April 17, 2014
        File No. 333-194621

Dear Mr. Altomari:

We have reviewed your amended registration statement and related correspondence and have the following comment. Please respond to this letter by amending your registration statement again or providing the requested information, as applicable. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business
Strategic Agreements, page 119

1. We note your response to prior comment 20. The revised disclosure you have provided is confusing in light of the provisions of your agreement with Corium International, Inc. that relate to milestone events and payments. Please explain with specificity the reason(s) you believe you have no milestone payment obligations under this agreement, with a view toward clarifying this point in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Steven M. Cohen
        Emilio Ragosa
        Morgan, Lewis & Bockius LLP
        502 Carnegie Center
        Princeton, New Jersey 08540